SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2
(Amendment No. __)*

Acquity Group Limited.
(Name of Issuer)

Ordinary Shares, par value US$ 0.0001 per share
(Title of Class of Securities)

00489C103
(CUSIP Number)

April 27, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 pages

CUSIP NO. 00489C103	13G	Page 2 of 12 pages

1.	NAMES OF REPORTING PERSONS SHK ASIAN OPPORTUNITIES HOLDINGS LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5. SOLE VOTING POWER -0-
6. SHARED VOTING POWER 2,388,500
7. SOLE DISPOSITIVE POWER -0-
8. SHARED DISPOSITIVE POWER 2,388,500
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,388,500
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO. 00489C103	13G	Page 3 of 12 pages

1.	NAMES OF REPORTING PERSONS SHK ASIAN OPPORTUNITIES FUND, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5. SOLE VOTING POWER -0-
6. SHARED VOTING POWER 2,388,500
7. SOLE DISPOSITIVE POWER -0-
8. SHARED DISPOSITIVE POWER 2,388,500
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,388,500
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 00489C103	13G	Page 4 of 12 pages

1.	NAMES OF REPORTING PERSONS SHK PRIVATE EQUITY MANAGERS LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5. SOLE VOTING POWER -0-
6. SHARED VOTING POWER 2,388,500
7. SOLE DISPOSITIVE POWER -0-
8. SHARED DISPOSITIVE POWER 2,388,500
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,388,500
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO. 00489C103	13G	Page 5 of 12 pages

1.	NAMES OF REPORTING PERSONS SHK ALPHA MANAGERS LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5. SOLE VOTING POWER 2,388,500
6. SHARED VOTING POWER -0-
7. SOLE DISPOSITIVE POWER 2,388,500
8. SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,388,500
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1.

a)  Name of Issuer:

Acquity Group Limited (the “Company”).

(b)  Address of Issuer’s Principal Executive Offices:

6th Floor, Alexandra House
18 Chater Road, Hong Kong

Item 2.

(a)  Name of Persons Filing:

SHK Asian Opportunities Holdings Ltd.
SHK Asian Opportunities Fund, L.P.
SHK Private Equity Managers Ltd.
SHK Alpha Managers Ltd.

See Exhibit 1

(b)  Address of Principal Business Office or, if none, Residence:

The principal business office of each of the persons filing this Schedule is located at 42/F, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong.  The registered office of each of the persons filing this Schedule is Campbell Corporate Services Limited, 4/F, Scotia Centre, P.O. Box 268, George Town, Grand Cayman KY1-1104, Cayman Islands.

(c)  Citizenship:

Each of SHK Asian Opportunities Holdings Ltd., SHK Private Equity Managers Ltd. and SHK Alpha Managers Ltd. is an exempted company incorporated in the Cayman Islands with limited liability. SHK Asian Opportunities Fund, L.P. is a limited partnership organized under the laws of the Cayman Islands.

(d)  Title of Class of Securities:

Ordinary Shares, par value U$ 0.0001 per share.  See Exhibit 1.

Page 6 of 12 pages

(e)  CUSIP Number:

00489C103

See Exhibit 1

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K);

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:___________________

NOT APPLICABLE

Page 7 of 12 pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	2,388,500 shares

(b)	Percent of class:	5.1%

	See Exhibit 1

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:	-0-

(ii)	Shared power to vote or direct the vote	2,388,500 shares

(iii)	Sole power to dispose or direct the disposition of:	-0-

(iv)	Shared power to dispose or to direct the disposition of:	2,388,500 shares

Item 5.	Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

NOT APPLICABLE

Item. 8	Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9.	Notice of Dissolution of a Group

NOT APPLICABLE

Page 8 of 12 pages

Item 10.	Certification

By signing below, I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 9 of 12 pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2012

SHK ASIAN OPPORTUNITIES HOLDINGS LTD.

	By:		/s/ Rizal Wijono
Name: Rizal Wijono
Title: Director

SHK ASIAN OPPORTUNITIES FUND, L.P.

	By:		SHK Private Equity Managers Ltd., its general partner

		By:	/s/ Rizal Wijono
Name: Rizal Wijono
Title: Director

SHK PRIVATE EQUITY MANAGERS LTD.

	By:		/s/ Rizal Wijono
Name: Rizal Wijono
Title: Director

SHK ALPHA MANAGERS LTD.

	By:		/s/ Rizal Wijono
Name: Rizal Wijono
Title: Director

Page 10 of 12 pages